             NEWS RELEASE

                                                                                                                                                          Release 09-2003

July 22, 2003

                                  Trading Symbol:  WTC:TSX

WTZ:AMEX

WESTERN SILVER COMPLETES SCOPING STUDY ON ITS CHILE COLORADO PROJECT

Study Shows Potential IRR of 25.6 Percent Before Tax and 15.8 Percent After Tax; Estimates Recovery

of 112 Million Ounces of Silver and 744 Thousand Ounces of Gold

VANCOUVER, British Columbia, July 22, 2003.  Western Silver Corporation (“Western”) today announced the completion of a detailed Scoping Study on the economic potential for its wholly owned Peñasquito, Chile Colorado silver deposit by M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona.  The scoping study results demonstrate a strong potential for the Peñasquito project.  In addition, M3, based on their preliminary assessment, recommends that the project proceed to feasibility.  M3 concluded, “Based on data to date the financial indicators for this project appear decidedly favorable.”

The study indicates an Internal Rate of Return (IRR) of 25.6 percent pre-tax (at a silver price of US $5/oz. and a gold price of US $325/oz) over a projected mine life of 12.2 years.  Indicated potential metal recoveries over the life of mine are 112,278,711 ounces of silver, 744,095 ounces of gold, 760,996 tonnes of zinc, and 284,782 tonnes of lead.  Mine production is estimated at 20,000 tonnes per day (tpd) or 7.3 million tonnes per year.  The capital cost of the project is estimated to be US $148,628,400, with operating costs (mine, mill and general administration) estimated at US $5.40 per tonne.  Further details of the study are described below.

The work done by SNC Lavalin and M3 Engineering & Technology Corporation clearly demonstrates the potential viability of the Chile Colorado Zone and makes it one of the few silver deposits in the world that may be profitably mined at current metal prices.

Economic Analysis and Study Parameters:

M3’s Study is based on the indicated and inferred resource calculation by SNC Lavalin and the application of a Whittle pit optimization software program prepared by SNC Lavalin in March, 2003.  The Whittle pit optimization included both indicated and inferred resources.  Of the 89 million tonnes included in the scoping study, 80.3 % of the tonnage is from the indicated resource, and 19.7% is contained in the inferred resource.

Readers should note that, to the extent that the scoping study evaluation includes inferred resources, the inferred resources are geologically too speculative to have the economic considerations applied that would enable them to be categorized as mineral reserves.  Ongoing work will increase the confidence in the areas where drilling density permits only categorization as inferred resources.  SNC Lavalin calculated an indicated resource of 118 million tonnes grading 41.85 grams per tonne silver, 0.36 grams per tonne gold, 0.38% lead and 0.89% zinc assuming a US$4.00 per tonne Net Smelter Return (NSR) cutoff, and an indicated resource of an additional 58.6 million tonnes grading 28.98 grams per tonne silver, 0.31 grams per tonne gold, 0.24% lead and 0.69% zinc using the sameUS$4.00 per tonne NSR cutoff.

M3’s estimates are based on a mining rate of 20,000 tpd for a projected mine life of 12.2 years.  Average waste stripping tonnage is projected at 44,000 tpd after pre-stripping of alluvium and oxide material, for an overall stripping ratio of 2.2 tonnes of waste for each tonne of ore mined. Process plant for the project is a conventional SAG and Ball Mill crush/grind/flotation concentrator.

M3 has estimated the capital cost for the project to be US $148,628,400, based on its extensive construction cost database and the use of all new equipment. Mining, milling and general administration costs have been estimated at US $5.40 per tonne.

Life of Mine:

Grades and mill recoveries have been conservatively estimated and are as follows:

	GRADE	RECOVERY
Lead	0.36%	88%
Zinc	1.01%	85%
Gold	0.40 g/t	65%
Silver	45.1 g/t	87%

Projected metal prices used for the study are:

U.S. Dollars
Lead	0.23 per pound
Zinc	0.45 per pound
Gold	325.00 per ounce
Silver	5.00 per ounce

Smelting and tolling charges are based on long-term anticipated costs, which are considerably higher than current prices for these activities.

Resource Estimate

The Whittle pit optimization software program was applied to the Chile Colorado Net Smelter Return (NSR) resource block model using 20,000 tpd processing rate and estimated mine and mill operating costs and pit design criteria.  The Whittle software produced a range of pit shells, with the pit selected for this study having the highest IRR.

Summary Resource Estimate above US$4.56 NSR Cutoff Diluted

Design	Ore	Strip	NSR	Ag	Au	Pb	Zn
Pit	T x 1000	Ratio	$/t	g/t	g/t	%	%
1 (initial)	18,784	2.78	12.36	61.95	0.31	0.63	1.13
2 (interm.)	24,984	1.66	10.86	48.79	0.36	0.43	1.05
3 (final)	45,238	2.32	9.57	36.12	0.46	0.22	0.93
Total	89,006	2.40 *	10.52	45.14	0.40	0.36	1.01

* includes pre-stripping

Project Internal Rate of Return (IRR):

M3 has calculated the IRR for the project based on 100% equity to be 15.8% after taxes and 25.6% before taxes.

The Net Present Value (NPV) based on the following discount factors is:

  0%

$207,931,000 US

  5%

$101,210,000 US

10%

$40,210,000 US

Projected metal recoveries over the 12.2 year mine life are estimated to be:

Silver

112,278,711 ounces

Gold

744,095    ounces

Zinc

760,996

    tonnes

Lead

284,782    tonnes

Base case project cash flow analysis shows approximately 55% of NSR revenues are attributable to silver and gold, with the remainder attributable to zinc and lead.

The study identifies several areas with potential to improve the Chile Colorado economics:

•

Additional ore and/or improved grades in this zone will have a marked effect on the IRR. The Chile Colorado deposit is only partially defined and it is open to the east, west and to increased depth.  It is expected that the mine life will extend well past the 12.2 years used for this study.

•

The presence of other mineralized zones is also an important factor. Increasing the resource/reserves will open the opportunity for larger facilities with higher throughput that will result in lower capital and operating costs. There are at least three other partially tested zones of mineralization at Peñasquito, all of which have demonstrated characteristics similar to that of the Chile Colorado Zone. It is management’s intention to continue diamond drilling these zones so that they can be included in subsequent studies.

•

The metallurgical response of the ore has not been optimized and there is still an opportunity to improve recoveries of silver, zinc and gold.

•

Based on preliminary heavy media separation studies by MSRI of Tucson, Arizona considerable savings may be obtained if a heavy media circuit is included in the processing plant.  Work is ongoing with respect to heavy media separation and will be addressed at a later date in a separate study.

•

The oxide zone has been included as waste material in this present analysis. Additional drilling and metallurgical testing will be required to evaluate the viability of heap leaching the oxide material.

Both SNC-Lavalin, a leading engineering and construction company working in over 100 countries worldwide, and M3 Engineering, a full service engineering and architectural design firm, are recognized for their experience and capabilities in the development and construction of mines.

The descriptive sections of the M3 Scoping Study, together with the SNC Lavalin Resource Calculations, are posted on our web site www.westernsilvercorp.com. We encourage interested parties to visit our site to better understand the potential of Peñasquito and our other exploration projects.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

Dr. Conrad Eugene Huss, P.Eng. is the qualified person responsible for the authenticity of the contents of this release. He is the Executive Vice President of Engineering and Chairman of the Board with M3 Engineering & Technology Corp. He is a graduate of the University of Illinois with a B.S. in Mathematics and a B.A. in English. He is also a graduate of the University of Arizona with a M.S. in Engineering Mechanics and a Ph.D. in Engineering Mechanics.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission